UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16003434

SEC Mail Processing Section
FEB 24 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Ohanesian / Lecours, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
433 South Main Street – Ste 104
(No. and Street)

West Hartford	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Nicholson 860-521-4751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
(Name - if individual, state last, first, middle name)

218 Danbury Road, Wilton, CT 06897
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ohanesian / Lecours, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Title: President

ERIKA J. LEBARON
Notary Public
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2016

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Ohanesian/Lecours, Inc.

We have audited the accompanying statement of financial condition of Ohanesian/Lecours, Inc. (the "Company"), and the related notes as of December 31, 2015 .

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 10, 2016

Ohanesian/Lecours, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	455,216
Accounts receivable		163,755
Prepaid expense and other assets		59,586
Furniture and fixtures (net of accumulated depreciation of $115,592)		27,232
Total Assets	$	705,789

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	66,635
Accrued commissions		249,027
Accrued payroll expenses		166,431
Accrued income taxes		8,037
Total liabilities		490,130
Stockholders' equity:		
Common stock, no par; 5,000 shares authorized, 1000 shares issued and 560 outstanding		1,000
Additional paid-in capital		138,675
Retained earnings		635,599
Treasury stock, at cost, 440 shares		(559,615)
Total stockholders' equity		215,659
Total Liabilities and Stockholders' Equity	$	705,789

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Nature of Business

Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers through its clearing broker Pershing, LLC (Pershing) on a fully disclosed basis.

The company is also registered with the SEC and FINRA as a Registered Investment Advisor (RIA) providing investment supervisory services and advisory services.

2. Significant Accounting Policies

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. RIA service fees and related expenses are recorded in the period the services are provided. Other income is recorded upon receipt. Other expenses are recorded in the period services are rendered.

Cash and cash equivalents include cash and an interest-bearing savings account.

Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

3. Off Balance Sheet Risk

During the year ended December 31, 2015, the Company had amounts in excess of $250,000 in its brokerage and/or bank accounts . Amounts are insured by the Securities Investors Protection Corporation (SIPC) and by the Federal Deposit Insurance Corporation (FDIC) up to $500,000 and $250,000, respectively; of which, no more than $250,000 may be in cash. The Company's clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors their account balances regularly and seeks to keep this potential risk to a minimum.

4. Market Risk and Counterparty Risk

In the normal course of its business, the company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

5. Accounts Receivable

Accounts receivable represent amounts estimated to be received by the Company. The estimate is based on actual deposits received in the month following the reporting period as of the close of business and a timing adjustment for payments received other than on a monthly basis.

Management determines the need for any allowance for doubtful accounts based on information in regard to individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable loss inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2015.

6. Related Party Transactions

The Company has a wholly owned subsidiary corporation, Ohanesian/Lecours, Inc., required by the state of Massachusetts to be licensed to conduct Insurance product business with residents of the State. All revenues and expenses of the subsidiary are combined and reported on the Company's books and records. The Company is represented by Registered Agent Solutions, Inc. as its Agent of Record for the subsidiary.

7. Lease Commitments

The company has current lease arrangements for office space and office equipment. The lease arrangements will terminate in March of 2017 and October of 2019, respectively. Other operating lease arrangements are on a month-to-month basis.

8. Employeee Benefit Plan

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit.

9. Income Taxes

The company is recognized as a Corporation by the Internal Revenue Service. A provision for taxes in the amount of $8,037 is included in the Statement of Financial Condition for both Federal and State estimated taxes due for the current tax year ended December 31, 2015.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2012. The Company has not been notified of any returns being currently examined by taxing authorities.

10. Liabilities Subordianated to the claims of General Creditors

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

11. Rule 15C3-3

The company is exempt from compliance with Rules 15c3-3 under paragraph (k)(2)(ii) and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2015 the company's net capital and ratio of aggregate indebtedness were in compliance.

13. Commitments and Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

14. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

OHANESIAN / LECOURS, INC. and SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

PUBLIC

[redacted]

OHANESIAN / LECOURS
INVESTMENT & ADVISORY SERVICES

February 23, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

VIA UPS Tracking #1Z 1WX 737 12 5279 894

RE: Annual Audited Financials as of December 31, 2015

To whom it may concern:

Please find enclosed the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supporting Schedules as of December 31, 2015 and Report of Independent Registered Public Accounting Firm Report and the SIPC Report
2. Statement of Financial Condition (separately bound)

Since a separately bound copy of the Statement of Financial Condition is enclosed, confidential treatment of the Rule pursuant to Rule 17a-5(e)(3) is requested.

SEC
Mail Processing
Section
FEB 24 2016
Washington DC
409

Sincerely yours,

Richard Ohanesian
President

cc: SEC
33 Arch Street, 23rd Floor
Boston, MA 02110-1424
UPS Tracking #1Z 1WX 737 12 5357 8351

SIPC
SIPCAuditReports@sipc.org

Securities Division
Arizona Corporation Commission
1300 West Washington Street, 3rd Floor
Phoenix, AZ 85007
UPS Tracking #1Z 1WX 737 12 5156 9525

NH Bureau of Securities Regulation
Attn: Linda Elkins
State House Room 204
107 North Main Street
Concord, NH 03301
UPS Tracking #1Z 1WX 737 12 5283 7331

1. Organization and Nature of Business

Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers through its clearing broker Pershing, LLC (Pershing) on a fully disclosed basis.

The company is also registered with the SEC and FINRA as a Registered Investment Advisor (RIA) providing investment supervisory services and advisory services.

2. Significant Accounting Policies

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. RIA service fees and related expenses are recorded in the period the services are provided. Other income is recorded upon receipt. Other expenses are recorded in the period services are rendered.

Cash and cash equivalents include cash and an interest-bearing savings account.

Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

3. Off Balance Sheet Risk

During the year ended December 31, 2015, the Company had amounts in excess of $250,000 in its brokerage and/or bank accounts . Amounts are insured by the Securities Investors Protection Corporation (SIPC) and by the Federal Deposit Insurance Corporation (FDIC) up to $500,000 and $250,000, respectively; of which, no more than $250,000 may be in cash. The Company's clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors their account balances regularly and seeks to keep this potential risk to a minimum.